Exhibit 6

                                                       FOR        IMMEDIATE
          RELEASE

          CONAGRA BOARD AUTHORIZES BUYBACK OF UP TO 25 MILLION SHARES; CONAGRA MAY CALL CLASS E PREFERRED STOCK DURING 1995

          Omaha, Neb., February 13, 1995 -- ConAgra, Inc. (NYSE: CAG) today announced that its board of directors has authorized the company to purchase up to 25 million shares of its outstanding common stock. ConAgra currently has about 248 million shares of common stock outstanding, including 21 million shares held in trust in the company's Employee Equity Fund and not available in the market.
               ConAgra also said it currently intends to call for redemption during calendar year 1995 some or all of the company's Class E $25 cumulative convertible preferred stock (NYSE: CAG
          PrE), subject to market considerations and board approval.
               Under the buyback program announced today, common shares will be purchased from time to time in the open market over several years. Purchased shares may be used to replace shares issued for acquisitions and to meet obligations for employee incentive and benefit plans and conversion of preferred stock to common stock, including potential conversion of ConAgra's Class E preferred stock. ConAgra expects to purchase during 1995 at least enough common shares to cover any conversion of the Class E preferred stock.
               The Class E preferred stock is initially subject to call on August 14, 1995 at $25.48 per share and is subject to mandatory redemption on August 14, 2002 at $25.00 per share. The Class E preferred stock has an annual dividend rate of $1.6875 per share and is convertible into ConAgra common stock at the rate of
          1.017728  shares  of  common  stock  for  each  preferred  share.
          Therefore, 14.4 million common shares would be required for conversion of all 14.2 million preferred shares.
               If the Class E preferred stock is called, holders are likely to choose conversion to common stock rather than cash redemption if the market value of the converted shares exceeds the call value, as is currently the case.


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